Wilson Sonsini Goodrich & Rosati Professional Corporation One Market Plaza Spear Tower, Suite 3300 San Francisco, California 94105-1126 o: 415.947.2000 f: 866.974.7329

July 10, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance Office of Technology

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Amanda Kim
Stephen Krikorian
Matthew Crispino
Larry Spirgel

Re:	Urgent.ly Inc.
Amendment No. 1 to Registration Statement on Form S-4
Filed June 22, 2023
File No. 333-271937

Ladies and Gentlemen:

On behalf of our client, Urgent.ly Inc. (the “Company” or “Urgently”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated July 5, 2023 (the “Comment Letter”), relating to the above referenced Amendment No. 1 to the Registration Statement on Form S-4 (the “Amendment No. 1”). We are concurrently submitting via EDGAR this letter and a revised Registration Statement (“Amendment No. 2”). For the Staff’s reference, we are also providing, under separate cover, a marked copy of Amendment No. 2 to show all changes from the version filed on June 22, 2023.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for the page references contained in the comments of the Staff, or as otherwise specifically indicated, page references herein correspond to the page of Amendment No. 2.

Amendment No. 1 to Registration Statement on Form S-4 Unaudited Pro Forma Condensed Balance Sheet, page 189

1.

The accrued expenses and other payables of $8,840K for Otonomo on the Unaudited Pro Forma Condensed Balance Sheet should reconcile to the other payables and accrued expenses of $6,548K as presented on your Interim Unaudited Condensed Consolidated Balance Sheets on page F-88. This comment also applies to the pro forma purchase price allocation table on page 201. Please revise.

AUSTIN        BEIJING        BOSTON         BOULDER        BRUSSELS        HONG KONG        LONDON         LOS ANGELES        NEW YORK        PALO ALTO

SALT LAKE CITY        SAN DIEGO        SAN FRANCISCO        SEATTLE        SHANGHAI        WASHINGTON, DC        WILMINGTON, DE

Securities and Exchange Commission

July 10, 2023

The Company respectfully advises the Staff that in response to the Staff’s comment, the Company has revised the disclosures on pages 193 and 198 of Amendment No. 2.

Unaudited Pro Forma Condensed Combined Statement of Operations, page 194

2.	Please tell us how you determined the presentation of Gross Margin that includes Cloud Infrastructure costs is appropriate.

The Company respectfully advises the Staff that cloud infrastructure costs have historically been classified and presented in Otonomo’s financial statements under costs and operating expenses. Such cloud infrastructure costs consist of expenses incurred in connection with the customers’ use of Otonomo’s platform and maintenance of Otonomo’s platform on public clouds, such as cloud computing, or other hosting and data storage including different regional deployments, and these costs fall within the scope of ASC 340-40-25-7.

The Company further advises the Staff that Otonomo has not historically presented gross margin in its condensed consolidated statements of comprehensive loss, but the Company believes that as costs of revenue, cloud infrastructure costs are appropriately included in the presentation of gross margin in the Unaudited Pro Forma Condensed Combined Statement of Operations. In the future, consistent with the Company’s presentation of cost of revenues and gross profit, the Company’s condensed combined statement of operations will include any such cloud infrastructure costs in cost of revenues, which will also be reflected in the presentation of gross profit.

Note 2: Calculation of Estimated Merger Consideration and Preliminary Purchase Price Allocation, page 199

3.	We have reviewed your response to prior comment no. 3. Please disclose the line item in the income statement in which the bargain purchase gain will be recognized. Refer to ASC 805-30-50-1(f)(1).

The Company respectfully advises the Staff that in response to the Staff’s comment, the Company has revised the disclosures on page 197 of Amendment No. 2.

Item 21. Exhibits and Financial Statement Schedules

Exhibit 23.2, page II-4

4.	Please include an updated consent from your Independent Registered Public Accounting Firm (Somekh Chaikin) referencing the most recent amendment number.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that an updated consent from Somekh Chaikin has been filed as Exhibit 23.2 of Amendment No. 2.

Please direct any questions with respect to this letter and the responses set forth above to me at (650) 320-4597 or mbaudler@wsgr.com. We thank you for your consideration of our responses.

Securities and Exchange Commission

July 10, 2023

Sincerely,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Mark B. Baudler

Mark B. Baudler

cc:	Matthew Booth, Urgent.ly Inc.

Timothy Huffmyer, Urgent.ly Inc.

Robert O’Connor, Esq., Wilson Sonsini Goodrich & Rosati, P.C.

Lianna C. Whittleton, Esq., Wilson Sonsini Goodrich & Rosati, P.C.

Rich Mullen, Esq., Wilson Sonsini Goodrich & Rosati, P.C.

David G. Sharon, Esq., Wilson Sonsini Goodrich & Rosati, P.C.

John M. Greer, Latham & Watkins LLP

Ryan J. Lynch, Latham & Watkins LLP

Joshua G. Kiernan, Latham & Watkins LLP

Amir Raz, Gross & Co.

Perry Wildes, Gross & Co.

Ran Hai, Herzog Fox & Neeman

Nir Dash, Herzog Fox & Neeman

Natan Wiesenberg, Herzog Fox & Neeman

Benjamin Volkow, Otonomo Technologies Ltd.